FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release

August 4, 2005

GOLD RESERVE FILES FORMAL APPLICATION FOR BRISAS ENVIRONMENTAL PERMIT

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: August 4, 2005
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE FILES FORMAL APPLICATION FOR BRISAS ENVIRONMENTAL PERMIT SPOKANE, WA, August 4, 2005

Gold Reserve Inc. (TSX: GRZ - AMEX: GRZ)announced today it has formally filed the Venezuela Environmental and Social Impact Study with the Venezuelan Ministry of Environment and Natural Resources, which is required for the Company to obtain the permit to construct the Brisas gold/copper project. This study is complemented by the Brisas Project Environmental and Social Impact Assessment which will be used to support the Company's planned project debt financing, which it is in the process of pursuing.

The Company is also pleased to report on a recent Public Consultation Meeting with the local communities surrounding the Brisas project in the KM88 mining district of Venezuela. The meeting, which builds on the Company's years of community dialogue and development initiatives, was attended by 187 people representing the local communities and indigenous people. Following a presentation of the project in both Spanish and Pemon languages, including its potential environmental and social impact and proposed mitigation measures, attendees were solicited for their comments and concerns. We believe the meeting was well received by the community leaders and comments provided will be considered and incorporated into the project as appropriate. Further public consultation meetings will be conducted to continue this dialogue and identify community concerns and priorities.

Doug Belanger, President of Gold Reserve, stated, "Completion of these studies is a major milestone in the project's history. Our staff and consulting engineers at Ingenieria Caura, S.A. of Caracas, Venezuela and AATA International, Inc. of Fort Collins, Colorado, plus several Venezuelan and international environmental specialists have worked very hard to complete these studies. We believe the impact statements and the development of the Brisas project adhere to the best practices in the mining industry, to the Venezuelan laws, World Bank Standards and the Equator Principles. We look forward to a mutually beneficial relationship with the communities located near the project and the people in Bolivar State. The Brisas project is expected to have a significant economic impact in the region and is expected to provide 6,000 indirect jobs, approximately 2,000 jobs during construction and almost 1,000 full-time jobs during the life of the mine."

Gold Reserve Inc. is a Canadian company which has the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. The Brisas project is estimated to have 10.1 million ounces of gold and 1.29 billion pounds of copper in proven and probable ore reserves. Further information on Brisas tonnage, grades, reserve estimates and calculations, and the bankable feasibility study is available at www.goldreserveinc.com,www.sedar.com and www.sec.gov.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


For further information

Internet - www.goldreserveinc.com

A. Douglas Belanger,
President
926 W. Sprague Ave.
Suite 200
Spokane, WA 99201 USA,
Tel. (509) 623-1500
Fax (509) 623-1634